SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

November 16, 2022

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #37-02B
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

Kenon Notifies Investors of ZIM’s Publication of Q3 2022 Results,
including Updated Full-Year 2022 Guidance and Third Quarter 2022 Dividend

Singapore, November 16, 2022. Kenon Holdings Ltd. (NYSE:KEN, TASE:KEN) (“Kenon”) announces that ZIM Integrated Shipping Services, Ltd. (“ZIM”) has published its third quarter 2022 results. ZIM’s announcement includes its updated full-year 2022 guidance and information about the third quarter 2022 dividend of approximately $354 million, or $2.95 per ordinary share, to be paid on December 7, 2022, declared by its board of directors. ZIM’s announcement is expected to be available on its website and the website of the U.S. Securities and Exchange Commission (SEC) (http://www.sec.gov). These websites, and any information referenced therein, are not incorporated by reference herein.

Kenon does not undertake to notify investors of publications of ZIM results or other information published by ZIM, and directs investors to ZIM’s website, and other announcements by ZIM and ZIM’s filings with and submissions to the SEC for information on ZIM and its business and results of operations including its announced dates for publication of results. All information contained in ZIM’s announcement is solely information of ZIM, and Kenon has not participated in the preparation of such announcement and takes no responsibility for the content of such announcement.

Caution Concerning Forward-Looking Statements

This announcement includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements relating to ZIM’s updated 2022 guidance and the third quarter 2022 dividend declared by ZIM. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements, including those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: November 16, 2022	By:	/s/ Robert L. Rosen
	Name:	Robert L. Rosen
	Title:	Chief Executive Officer